Exhibit 99.2

Management’s Discussion and Analysis of Financial Condition and Results of Operation

The following discussion and analysis of our financial condition and results of operations provides information that we believe to be relevant to an assessment and understanding of our results of operations and financial condition for the periods described. This discussion should be read in conjunction with our consolidated interim financial statements and the notes to the financial statements, which are included in this Report on Form 6-K. In addition, this information should also be read in conjunction with the information contained in our Annual Report on Form 20-F for the year ended December 31, 2022, filed with the Securities and Exchange Commission, or SEC, on March 30, 2023, or the Annual Report, including the consolidated annual financial statements as of December 31, 2022, and their accompanying notes included therein, and the information under “Item 5. Operating and Financial Review and Prospects.”

Forward Looking Statements

This Report on Form 6-K contains historical information and forward-looking statements within the meaning of The Private Securities Litigation Reform Act of 1995 with respect to the business, financial condition and results of operations of Evogene. Forward-looking statements can be identified based on our use of forward-looking words such as “believe,” “expect,” “intend,” “plan,” “may,” “should,” “anticipate,” “could,” “might,” “seek,” “target,” “will,” “project,” “forecast,” “continue” or their negatives or variations of these words or other comparable words, or by the fact that these statements do not relate strictly to historical matters. Forward-looking statements relate to anticipated or expected events, activities, trends or results as of the date they are made. Because forward-looking statements relate to matters that have not yet occurred, these statements are inherently subject to risks and uncertainties that could cause our actual results to differ materially from any future results expressed or implied by the forward-looking statements. Many factors could cause our actual activities or results to differ materially from the activities and results anticipated in forward-looking statements.

We believe that our forward-looking statements are reasonable; however, these statements are only current predictions and are subject to known and unknown risks, uncertainties and other factors that may cause our or our industry’s actual results, levels of activity, performance or achievements to be materially different from those anticipated by the forward-looking statements. We describe and/or refer to many of these risks in greater detail under the heading “Risk Factors” in our Annual Report.

All forward-looking statements contained in this Report on Form 6-K speak only as of the date of this document and are expressly qualified in their entirety as described herein and by the cautionary statements contained within the “Risk Factors” section of the Annual Report. We do not undertake to update or revise forward-looking statements to reflect events or circumstances that arise after the date on which such statements are made or to reflect the occurrence of unanticipated events, except as required by law. In evaluating forward-looking statements, you should consider these risks and uncertainties and not place undue reliance on our forward-looking statements.

The terms “Evogene,” “we,” “us,” “our,” “our company” and “the company” in this Report on Form 6-K refer to Evogene Ltd. and its consolidated subsidiaries, consisting of Ag Plenus Ltd., Biomica Ltd., Canonic Ltd., Casterra Ag Ltd., Evogene Inc., Lavie Bio Ltd., and their consolidated subsidiaries, unless the context otherwise requires.

General

Evogene is a computational biology company aiming to revolutionize the development of life-science based products by utilizing cutting edge technologies to increase probability of success while reducing development time and cost. Evogene established three unique technological engines - MicroBoost AI, ChemPass AI and GeneRator AI – leveraging Big Data and Artificial Intelligence and incorporating deep multidisciplinary understanding in life sciences. Each technological engine is focused on the discovery and development of products based on one of the following core components: microbes (MicroBoost AI), small molecules (ChemPass AI), and genetic elements (GeneRator AI). Evogene uses its technological engines to develop products through subsidiaries and with strategic partners. Currently, Evogene’s main subsidiaries utilize the technological engines to develop human microbiome-based therapeutics by Biomica Ltd., medical cannabis products by Canonic Ltd., ag-chemicals by Ag Plenus Ltd., ag-biologicals by Lavie Bio Ltd. and castor varieties for the biofuel and other industries, by Casterra.

Recent Developments

On April 27, 2023, we announced the closing of a $20 million financing round by our subsidiary, Biomica Ltd. or Biomica, led by Shanghai Healthcare Capital.

On June 21, 2023 we announced that our subsidiary, Casterra Ag Ltd., or Casterra, signed a framework agreement with a world leading oil and gas company to sell its castor seeds for sustainable biofuel production, with initial purchase orders of $9.1 million.

On July 3, 2023, we announced that our subsidiary Casterra, received additional $2.2 million of purchase orders to supply castor seeds for new African territories.

On July 17, 2023, we announced that our subsidiary, Lavie Bio Ltd., or Lavie Bio, entered into a licensing agreement with Corteva Agriscience LLC, or Corteva, for bio fungicide lead candidates. The agreement grants Corteva perpetual, exclusive rights (subject to reaching certain commercial milestones) to further develop and commercialize the lead bio-fungicide candidates targeting fruit rots and powdery mildew, which were discovered and developed by Lavie Bio. According to the agreement, Lavie Bio is set to receive an initial payment worth approximately $5 million, in two installments, will be eligible for additional future milestone payments based on obtaining certain patent rights and regulatory approvals, and will be eligible to receive royalties from Corteva’s sales of these future products, subject to certain conditions set forth therein.

On July 17, 2023, we entered into a definitive securities purchase agreement, or the Securities Purchase Agreement, with certain institutional investors (including SilverArc Capital Management, Altium Capital Management, LP and CVI Investments, Inc.), pursuant to which we issued and sold to such investors in a registered direct offering, or the Offering, 8,500,000 ordinary shares, par value NIS 0.02 per share, at a purchase price of $1.00 per share. Our total gross proceeds from the Offering were approximately $8,500,000.

On July 17, 2023 we announced the receipt of a formal notification from The Nasdaq Stock Market LLC or Nasdaq, that we regained compliance with Listing Rule 5550(a)(2), which requires our ordinary shares to maintain a minimum bid price of $1.00 per share.

Six Months Ended June 30, 2023 Compared to Six Months Ended June 30, 2022

Revenues

Our total revenues for the six-month period ended June 30, 2023 were approximately $1.3 million compared to approximately $0.5 million in the six-month period ended June 30, 2022. The increase in revenue was primarily due to revenues recognized per the collaboration agreement of AgPlenus with Corteva, from sales of Canonic’s products in the Israeli market and from sales of Lavie Bio’s Thrivus product.

Cost of Revenues

Cost of revenues for the six-month period ended June 30, 2023 was approximately $0.8 million compared to approximately $0.4 million in the six-month period ended June 30, 2022. The increase in the cost of revenues was primarily due to sales of Canonic’s products in the Israeli market, sales of Lavie Bio’s Thrivus product and cost of the collaboration agreement of AgPlenus with Corteva.

Gross Profit

Gross profit for the six-month period ended June 30, 2023 was approximately $0.5 million compared to approximately $0.1 million in the six-month period ended June 30, 2022. The increase in gross profit was primarily due to the collaboration agreement of AgPlenus with Corteva.

Operating Expenses

Research and Development Expenses, Net. Research and development expenses, net decreased by approximately $0.8 million, or 7.3%, to approximately $10.2 million for the six-month period ended June 30, 2023, from approximately $11.0 million for the six-month period ended June 30, 2022. This decrease is mainly attributable to Lavie Bio's and Canonic’s activities, offset by increase in Biomica’s activities.

Sales and marketing Expenses. Sales and marketing expenses decreased by approximately $0.2 million, or 10.5%, to approximately $1.7 million for the six-month period ended June 30, 2023, from $1.9 million for the six-month period ended June 30, 2022. This decrease is mainly due to the reduction of Canonic’s personnel.

General and Administrative Expenses. General and administrative expenses were approximately $3.3 million for the six-month period ended June 30, 2023, and remained stable compared to approximately $3.3 million for the six-month period ended June 30, 2022.

Financing Income and Expenses

Financing Income. Financing income increased to approximately $0.7 million for the six-month period ended June 30, 2023 from approximately $0.5 million for the six-month period ended June 30, 2022.

Financing Expenses. Financing expenses decreased by approximately $2.4 million, or 75%, to approximately $0.8 million for the six-month period ended June 30, 2023, from approximately $3.2 million for the six-month period ended June 30, 2022.

This decrease of financing expenses, net was mainly due to exchange rate differences between the U.S. dollar and the New Israeli Shekel, decrease in value of marketable securities during the six-month period ended June 30, 2022 and an increase in interest income during the six-month period ended June 30, 2023.

Taxes on Income

For the six-month periods ended June 30, 2023 and 2022, we recorded insignificant amounts for taxes on income.

Loss

The amount of our overall loss decreased by approximately $4.1 million, or 21.7%, to approximately $14.8 million for the six-month period ended June 30, 2023, from approximately $18.9 million for the six-month period ended June 30, 2022. The increase reflects the cumulative effect of all the above-described items from our consolidated interim statements of profit or loss.

Liquidity and Capital Resources

Our working capital requirements generally reflect the growth in our business and have historically been provided by cash raised from our investors, payments from our collaborators and government grants. As of June 30, 2023, we had cash and cash equivalents and short term bank deposits of approximately $33.9 million and working capital of approximately $29.3 million, which is calculated by subtracting our current liabilities from our current assets. As of June 30, 2023, we had approximately $4.9 million of outstanding indebtedness related to government grants.

On January 14, 2021 and February 19, 2021, we entered into a Controlled Equity OfferingSM Sales Agreements, or the January Sales Agreement and February Sales Agreement, respectively, with Cantor Fitzgerald & Co., or the Agent, pursuant to which the Company may offer and sell, from time to time, its ordinary shares, through the Agent in an “at-the-market”, or ATM, offering, as defined in Rule 415(a)(4) promulgated under the Securities Act of 1933, as amended, for an aggregate offering price of up to $28.0 million and $50.0 million, respectively (subsequently reduced to approximately $19.5 million). In February 2021, we completed the sales of ordinary shares under the January Sales Agreement and issued 3,803,594 ordinary shares, with a weighted average selling price of $7.36 per share, resulting in gross proceeds of approximately $28 million. Subsequently, we entered into the February Sales Agreement, pursuant to which the Company issued 726,832 ordinary shares during April through September 2021, in an ATM offering, with a weighted average selling price of $3.64 per share, resulting in gross proceeds of approximately $2.6 million. During December 2022, 28,507 ordinary shares were issued through the ATM offering, with a selling price of $0.77 per share, resulting in gross proceeds of approximately $22 thousand, During January through June 2023, 432,500 ordinary shares were issued through the ATM offering, with a weighted average selling price of $0.80 per share, resulting in gross proceeds of approximately $347 thousand. We are not obligated to make any sales of ordinary shares under the February Sales Agreement and no assurance can be given that we will sell any additional ordinary shares under such agreement, or, if we do, as to the price or number of such shares that we will sell or the dates on which any such sales will take place.

On February 19, 2021, we filed a shelf registration statement on Form F-3 with the SEC under which we may offer and sell from time to time in one or more offerings, our ordinary shares, rights, warrants and units having an aggregate offering price of up to $200 million. This amount included up to $50 million (subsequently reduced to approximately $19.5 million) in connection with the February Sales Agreement. We may seek additional capital or strategic considerations, even if we believe we have sufficient funds for our current or future operating plans.

We expect that our sources of liquidity for the remainder of 2023 will include proceeds raised from the public offering of our ordinary shares under the February Sales Agreement and the exercise of options, proceeds from collaboration agreements, revenues from the selling of medical cannabis products, revenues from the selling of castor seeds, cash held in our bank accounts and proceeds from grants and financing transactions.

In the future, we may use cash to pursue M&A transactions in order to achieve inorganic growth in our different segments of operation. We believe that our existing cash as of June 30, 2023, together with the amount raised in July 2023, will be sufficient to meet our projected cash requirements for at least 12 months. Nevertheless, in order to accelerate our subsidiaries’ growth and to strengthen their position as independent companies, we may engage in discussions of potential fundraisings at the subsidiary level. For example, on April 27, 2023, we announced the closing of a $20 million financing round by our subsidiary, Biomica, led by Shanghai Healthcare Capital.

Although we have sufficient cash, cash equivalents and short-term bank deposits that we believe will enable us to fund our operations during the next 12-month period at our current level of annual expenditures, our ability to fund our capital needs depends on our ongoing ability to generate cash from existing and future collaborations, our revenues, and from our ability to raise additional funds. To the extent that existing cash, cash equivalents and short-term bank deposits are insufficient to fund our future activities, we may need to raise additional funding through debt and equity financing. Additional funds may not be available when we need them on terms that are acceptable to us, or at all.

If adequate funds are not available to us on a timely basis, we may be required to delay, limit, scale back or cease our research and development activities, establishment and maintenance of sales and marketing capabilities or other activities that may be necessary to commercialize our product candidates.

Cash Flows

The following table presents the major components of net cash flows used in or provided by (as applicable) operating, investing and financing activities for the periods presented. For a discussion of our net cash flows for the year ended December 31, 2022, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Cash Flows” in our Annual Report:

	Six Months Ended June 30,
	2023	2022
	(U.S. dollars, in thousands)
Net cash used in operating activities	$(11,335)	$(14,365)
Net cash provided by (used in) by investing activities	(7,596)	13,743
Net cash provided by (used in) financing activities	10,500	(469)
Exchange rate differences - cash and cash equivalents	(316)	(2,367)
Decrease in cash and cash equivalents	$(8,747)	$(3,458)

Cash Used in Operating Activities

Cash used in operating activities for the six-month period ended June 30, 2023 was approximately $11.3 million and primarily reflects our overall loss of approximately $14.8 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including, approximately $1.2 million of share-based compensation expenses, approximately $0.8 million of depreciation expenses and approximately $0.5 million amortization of intangible assets.

Cash used in operating activities for the six-month period ended June 30, 2022 was approximately $14.4 million and primarily reflects our overall loss of approximately $18.9 million. The cash used in operating activities was reduced mainly by the elimination of certain non-cash items that were taken into account in calculating, and that increased, our overall loss, including approximately $3.1 million of net financing expenses, approximately $0.8 million of share-based compensation expenses, approximately $0.7 million of depreciation expenses, and approximately $0.6 million amortization of intangible assets.

Cash Provided by (Used in) Investing Activities

Cash used in investing activities was approximately $7.6 million for the six-month period ended June 30, 2023. This primarily reflects approximately $13.6 million of investment in short term bank deposits, net, approximately $0.5 million of cash used for the purchase of property, plant and equipment, partially offset by approximately $6.4 million of net cash provided by the proceeds from sale of marketable securities.

Cash provided in investing activities was approximately $13.7 million for the six-month period ended June 30, 2022. That primarily reflects approximately $11.5 million of net cash provided by the proceeds from sale of marketable securities and $3.0 million of cash provided from withdrawal from short term bank deposits, net, partially offset by approximately $0.7 million of cash used for the purchase of property, plant and equipment.

Cash Provided by (Used in) Financing Activities

Cash provided by financing activities was approximately $10.5 million for the six-month period ended June 30, 2023, which was primarily attributable to approximately $9.5 million from the issuance of preferred shares by Biomica, net of issuance expenses, proceeds of approximately $1.0 million related to the Horizon project, approximately $0.3 million of proceeds from issuance of Company’s ordinary shares, net of issuance expenses, partially offset by approximately $0.4 million for the repayment of lease liability.

Cash used in financing activities was approximately $0.5 million for the six-month period ended June 30, 2022, which was primarily attributable to approximately $0.5 million repayment of lease liability.

Government Grants

During the six months ended June 30, 2023, we received grants from the Israeli government in the amount of approximately $0.07 million and repaid approximately $0.04 million in respect of refundable projects. For a discussion of our existing government grants related to our research and development efforts, please see “Item 5. Operating and Financial Review and Prospects— B. Liquidity and Capital Resources— Government Grants” in our Annual Report.

Trend Information

Exchange rate

A significant portion of our expenses is denominated in currencies other than the U.S. dollar. The Company is therefore subject to non-U.S. currency risks and non-U.S. exchange exposure, especially the NIS. Exchange rates can be volatile and a substantial change of foreign currencies against the U.S. dollar could increase or reduce the Company’s expenses and net loss and impact the comparability of results from period to period. The appreciation of the U.S. dollar against the NIS was 5.1% and 12.5% in the six-month periods ended June 30, 2023 and 2022, respectively. For example, for the six-month period ended June 30, 2023, assuming a 10% devaluation of the U.S. dollar against the NIS, we would have experienced an increase in our net loss of approximately $1.0 million, while assuming a 10% appreciation of the U.S. dollar against the NIS, we would experience a decrease in our net loss of approximately $1.0 million.

Other than as described immediately above or disclosed elsewhere in our Annual Report, we are not aware of any trends, uncertainties, demands, commitments or events during our current fiscal year that are reasonably likely to have a material effect on our net revenue, income, profitability, liquidity or capital resources, or that would cause the financial information included in our Annual Report to be not necessarily indicative of our future operating results or financial condition.

Critical Accounting Policies

The preparation of financial statements requires us to make estimates and assumptions that affect the reported amounts of assets, obligations, income and expenses during the reporting periods. A comprehensive discussion of our critical accounting policies is included in “Item 5. Operating and Financial Review and Prospects” section in our Annual Report.